June 7, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Thornburg Investment Trust (the “Registrant”)

       File Numbers 33-14905 and 811-05201

Ladies and Gentlemen:

The Registrant hereby respectfully requests that the Securities and Exchange Commission consent, pursuant to rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), to the Registrant’s withdrawal of Post-Effective Amendment No. 111 under the 1933 Act and Amendment No. 119 under the Investment Company Act of 1940 (the “1940 Act”) to the Registration Statement on Form N-1A of the Registrant, which was filed as EDGAR submission type 485APOS with the Securities and Exchange Commission on February 9, 2017, Accession No. 0001193125-17-035771 (the “Class T Amendment”). The Class T Amendment was filed for the purpose of registering a new share class, Class T shares, for four of the Registrant’s series, Thornburg International Value Fund, Thornburg Investment Income Builder Fund, Thornburg Global Opportunities Fund and Thornburg Strategic Income Fund.

The effectiveness of the Class T Amendment has been redesignated two times pursuant to paragraph (b)(1)(iii) of rule 485 under the 1933 Act by: (1) the filing on March 29, 2017 of Post-Effective Amendment No. 114 under the 1933 Act and Amendment No. 122 under the 1940 Act, which specified a new effective date of May 10, 2017; and (2) the filing on May 9, 2017 of Post-Effective Amendment No. 117 under the 1933 Act and Amendment No. 125 under the 1940 Act, which specified a new effective date of June 9, 2017.

The Class T Amendment is withdrawn because the Registrant has determined not to proceed with the offering of Class T shares at this time. No securities of the four named Funds were sold pursuant to the Class T Amendment.

Please direct any questions to Charles Thompson at (505) 988-2900 x105, cwnt@catchlaw.com.

Sincerely,

/s/ Jason Brady, President
Thornburg Investment Trust